SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	PALMER SQUARE STRATEGIC FINANCE FUND

Address of Principal Business Office (No. & Street, City, State, Zip Code):

2000 Shawnee Mission Parkway, Suite 300, Mission Woods, KS 66205

Telephone Number (including area code):	816-994-3200

Name and address of agent for service of process:

Anne J. Pleviak
Senior Regulatory Counsel
2000 Shawnee Mission Parkway, Suite 300
Mission Woods, KS 66205
816-994-3200

With copies of notices and communications to:

Michael Glazer
Morgan, Lewis & Bockius LLP
355 South Grand Avenue, Suite 4400
Los Angeles, CA 90071-3106

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  YES [X]   NO [  ]

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Glendora and State of California on the 3rd day of September 2015.

PALMER SQUARE STRATEGIC FINANCE FUND

By:	/S/ Rita Dam
Name:	Rita Dam
Its:	Sole Trustee

ATTEST:

By:	/s/Evan Robledo
Name:	Evan Robledo
Its:	Fund Administrator